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October 21, 2016	Edward Baer T +1 415 315 6328 F +1 415 315 4885 edward.baer@ropesgray.com

VIA EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: James E. O’Connor

Re:	Stone Ridge Post-Event Reinsurance Fund

Registration Statement on Form N-2

File Numbers: 333-207521; 811-23105

Dear Mr. O’Connor:

On behalf of Stone Ridge Post-Event Reinsurance Fund (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2016 (the “Registration Statement”).

Amendment No. 2 is marked to show changes made from Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on September 6, 2016. In addition to the foregoing, the Commission’s staff (the “Staff”) has requested that the Fund respond to the following comments that were provided telephonically on October 18, 2016 and October 21, 2016. For the convenience of the Staff, the comments have been restated below in their entirety. The Fund’s responses follow the comments.

1.	Staff Comment: Please confirm to us that no exemptive relief is required for this transaction and that the Fund does not intend to seek exemptive relief.

Response: The Fund is not aware of any reason that exemptive relief would be required in connection with the initial offering of shares. Therefore, the Fund confirms that it does not intend to seek exemptive relief at this time. If the Fund concludes in the future that exemptive relief may be necessary for future offerings of shares or otherwise, the Fund will seek appropriate relief at that time.

2.	Staff Comment: Please clarify the Fund’s response to Staff Comment 18 from correspondence dated September 6, 2016.

Response: The Fund confirms that, in connection with a future reorganization of the Fund into the Reinsurance Interval Fund, the Reinsurance Interval Fund intends to file a registration statement on Form N-14, which is expected to include a prospectus/information statement to the extent that no shareholder vote is required, subject to ascertaining the views of the Staff at that time.

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James E. O’Connor	- 2 -	October 21, 2016

Should members of the Staff have any questions or comments, they should contact the undersigned at (415) 315-6328 or edward.baer@ropesgray.com.

Very truly yours,

/s/ Edward Baer
Edward Baer

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC

James T. Rothwell, Stone Ridge Asset Management LLC

Gregory C. Davis, Ropes & Gray LLP